May 15, 2015

Re:                             Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Portugal Telecom, SGPS, S.A. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on May 15, 2015.

Respectfully submitted,

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ João Manuel de Mello Franco
Name: João Manuel de Mello Franco
Title: Chairman of the Board of Directors